April 26, 2017

VIA EDGAR

Ms. Folake Ayoola

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	United States Natural Gas Fund, LP
Pre-Effective Amendment No. 1 to Registration Statement on Form S-3
File No. 333-217257

Dear Ms. Ayoola:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, United States Natural Gas Fund, LP hereby respectfully requests that the above-captioned registration statement be ordered effective on April 28, 2017, at 3:00 p.m. ET, or as soon thereafter as practicable.

United States Natural Gas Fund, LP

By: United States Commodity Funds LLC,
its General Partner

By:	/s/ Carolyn M. Yu
Carolyn M. Yu
General Counsel